82-34645

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM S
LONDON EC2V

15, AVENUE MATI
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

05011080

File No. ~~82-5134~~

September 8, 2005

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated April 11, 2005 regarding the April 8, 2005 publication in the newspaper "El Peruano" the Viceministerial Resolution No. 160-2005-MTC/03

2. Letter to CONASEV, dated June 1, 2005, regarding subscription by the Company with the Ministry of Transport and Communications of the Addendum to the Contracts of Concessions

3. Letter to CONASEV, dated June 1, 2005, regarding the date of the merger

4. Letter to CONASEV, dated June 29, 2005, regarding the plan of expansion

5. Letter to CONASEV, dated July 1, 2005, regarding the merger by takeover

6. Letter to CONASEV, dated July 1, 2005, regarding the Board of Directors meeting on the June 30, 2005

PROCESS
SEP 12 2
THOMSO
FINANCIA

Dlw 9/12

7. Letter to CONASEV, dated July 21, 2005, regarding the Board of Directors meeting on the June 20, 2005

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren Macioce/mep

Lauren Macioce
Legal Assistant

Enclosures

English Summary for Telefónica Móviles Perú Holding S.A.

– Letter to CONASEV, dated April 11, 2005 regarding the April 8, 2005 publication in the newspaper "El Peruano" the Viceministerial Resolution No. 160-2005-MTC/03

– Letter to CONASEV, dated June 1, 2005, regarding subscription by the Company with the Ministry of Transport and Communications of the Addendum to the Contracts of Concessions

– Letter to CONASEV, dated June 1, 2005, regarding the date of the merger

– Letter to CONASEV, dated June 29, 2005, regarding the plan of expansion

– Letter to CONASEV, dated July 1, 2005, regarding the merger by takeover

– Letter to CONASEV, dated July 1, 2005, regarding the Board of Directors meeting on the June 30, 2005

– Letter to CONASEV, dated July 21, 2005, regarding the Board of Directors meeting on the June 20, 2005

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

Lima, 11 de abril de 2005

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES – CONASEV
Presente.-

Ref.: Hecho de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, lo siguiente:

El día viernes 08 de abril de 2005 se publicó en el diario oficial "El Peruano" la Resolución Viceministerial N° 160-2005-MTC/03 sobre "Procedimiento de Transferencia de Concesiones de Telefónica Móviles S.A.C. a Comunicaciones Móviles del Perú S.A. (ex BellSouth Perú S.A.)", mediante la cual el Ministerio de Transportes y Comunicaciones aprueba la transferencia de las concesiones sujetas a ciertas condiciones.

Sobre el particular, debemos manifestar que se viene analizando a profundidad el contenido de dicha norma y las consecuencias que tendría en la estructura del negocio, así como los procedimientos aplicables a tales condiciones.

Atentamente,

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Elizabeth Galdo Marín
Representante Bursátil

File No. 82-5134

Telefónica

RECEIVED

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 1 de junio de 2005

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.

Referencia: Hecho de Importancia

Estimados señores:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, lo siguiente:

Que el día de hoy 01 de junio de 2005, Telefónica Móviles S.A. (antes Telefónica Móviles S.A.C.), ha suscrito con el Ministerio de Transportes y Comunicaciones, la Adenda a los Contratos de Concesión para la prestación de los servicios públicos de buscapersonas, portadores de larga distancia nacional e internacional y telefonía móvil, mediante la cual, se formaliza la transferencia de las concesiones otorgadas a Telefónica Móviles S.A.C. para operar dichos servicios, a favor de Comunicaciones Móviles del Perú S.A.

Cabe indicar que la referida Adenda contempla los términos y condiciones establecidos en la Resolución Viceministerial N° 160-2005-MTC/03 de fecha 07 de abril de 2005, que aprueba dichas transferencias.

En consecuencia, a partir del 01 de junio de 2005, Telefónica Móviles S.A. es reconocida como titular de las concesiones para la prestación de los servicios públicos de buscapersonas, portadores de larga distancia nacional e internacional y telefonía móvil, transferidas mediante la indicada Resolución Viceministerial.

Sin otro particular, quedamos de ustedes.

Muy atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

File No. 82-5134

Telefónica Telefónica

Telefónica Móviles Perú Holding S.A.A.

San Isidro, 1 de junio de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente

Ref.: Hechos de Importancia

De nuestra consideración:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles S.A.C., subsidiaria de nuestra representada, celebrada el día 31 de mayo de 2005, se ha adoptado por unanimidad el siguiente acuerdo:

Dejar expresa constancia a modo de ratificación, que la fecha de entrada en vigencia de la fusión de Comunicaciones Móviles del Perú S.A. con Telefónica Móviles S.A.C. será indefectiblemente el 01 de junio de 2005, en la medida que el Directorio había culminado la evaluación a Resolución Viceministerial N° 160-2005-MTC/03.

En consecuencia, a partir de dicha fecha entra en vigencia la fusión entre las mencionadas empresas, por lo que la nueva denominación social será Telefónica Móviles S.A.

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

File No. 82-5134

Telefónica

Telefónica Móviles Perú Holding S.A.A.

Lima, 29 de junio de 2005

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia : Hecho de Importancia

Estimados señores:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que el día martes 28 de junio de 2005, Telefónica Móviles S.A., subsidiaria d nuestra representada ha dado inicio a la ejecución del plan de expansión de la cobertura del servicio de telefonía móvil a 2.000 localidades del interior del país, en cumplimiento de lo dispuesto por la Resolución Vice-Ministerial N° 160- 2005-MTC/03.

El referido plan de expansión, cuya duración será de tres (03) años, se inició en la ciudad de Ica, donde se ha ampliado la cobertura a 64 localidades.

Sin otro particular, quedamos de ustedes.

Muy atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

File No. 82-5134

Telefónica

RECEIVED
2005 SEP 12 A 10:

Telefónica Móviles Perú Holding S.A.A.

Lima, 01 de julio de 2005

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia: Hecho de Importancia

Estimados señores:

Por la presente, de conformidad con lo dispuesto en el Artículo 4 de la Resolución CONASEV N° 107-2002-EF/94.10 cumplimos con informarles el siguiente Hecho de Importancia:

El acuerdo de fusión por absorción entre nuestra subsidiaria Telefónica Móviles S.A.C. y Comunicaciones Móviles del Perú S.A. (ahora Telefónica Móviles S.A.), ha quedado inscrito en los Registros Públicos.

En al sentido, nuestra subsidiaria presentará a Conasev copia simple del Testimonio de la Escritura Pública de Fusión y Modificación Parcial de Estatutos de fecha 31 de mayo de 2005, otorgado ante la Notaria de Lima, doctora Cecilia Hidalgo Morán, con la correspondiente anotación de su inscripción de fecha 28 de junio de 2005, en el Asiento B00013 de la Partida Electrónica 11007045

Sin otro particular, quedamos de ustedes.

Muy atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Telefónica

Telefónica Móviles Perú Holding S.A.A.

Lima, 01 de julio de 2005

Señores
Registro Público del Mercado de Valores - Conasev
Ciudad.-

Referencia: Hecho de Importancia

Estimados señores:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de nuestra empresa subsidiara Telefónica Móviles S.A. (antes Comunicaciones Móviles del Perú S.A.), celebrada el día de ayer 30 de junio de 2005, se han adoptado por unanimidad los siguientes acuerdos:

1. Aprobó el Balance de Cierre de la empresa absorbida Telefónica Móviles S.A.C. al 31 de mayo de 2005 (día anterior de la fecha de entrada en vigencia de la fusión).

   Nuestra subsidiaria presentará a Conasev el referido Balance de Cierre.

2. Aprobó Balance de Apertura de Telefónica Móviles S.A. ex Comunicaciones Móviles del Perú S.A. (empresa absorbente) al 01 de junio de 2005 (día de entrada en vigencia de la fusión).

   Nuestra subsidiaria presentará a Conasev el referido Balance de Cierre.

3. En virtud a que como consecuencia de la fusión se ha incorporado al patrimonio de la Sociedad, el patrimonio de la sociedad absorbida Telefónica Móviles S.A.C., representando éste último un bloque patrimonial bastante más significativo en el patrimonio global de las empresas fusionadas, y habiendo la empresa absorbida Telefónica Móviles S.A.C. llevado su Contabilidad en moneda nacional (Nuevos Soles), a diferencia de la empresa absorbente Comunicaciones Móviles del Perú S.A. (ahora Telefónica Móviles S.A.) que llevaba su Contabilidad en moneda extranjera (Dólares de los Estados Unidos de América); vio por conveniente que la Contabilidad de las empresas fusionadas (Telefónica Móviles S.A.) s

lleve en moneda nacional (Nuevos Soles) a partir del Balance de Apertura aprobado en la presente sesión de Directorio, lo cual también facilitará la fiscalización y auditoria de la empresa.

4. Tomó conocimiento que la Gerencia General de la Sociedad había aceptado la renuncia del señor César Augusto Linares Rosas al cargo de Director de Administración y Finanzas de la Sociedad, con efectividad a partir del 01 de julio de 2005, toda vez que había sido seleccionado por la Corporación para cubrir la posición de Director de Finanzas y Control de Gestión de Telefónica Móviles en Venezuela; y había designado al señor Pedro Salvador Cortez Rojas en el cargo de Director de Administración y Finanzas de la Sociedad, con efectividad al 01 de julio de 2005.

Sin otro particular, quedamos de ustedes.

Muy atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

Lima, 21 de julio de 2005

Señores
Registro Público del Mercado de Valores
Conasev
Ciudad.-

Ref.: Hecho de Importancia

Estimados señores:

De conformidad con lo dispuesto por la Resolución CONASEV N° 107-2002-EF/94.10, "Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones", por medio de la presente nos dirigimos a ustedes a fin de comunicarles, en calidad de Hecho de Importancia, que en sesión de Directorio de Telefónica Móviles Perú Holding S.A.A., celebrada el día de ayer 20 de julio de 2005, se han adoptado por unanimidad, los siguientes acuerdos:

1. Se aprobaron los Estados Financieros intermedios, individuales y consolidados (no auditados) de Telefónica Móviles Perú Holding S.A.A. al 30 de junio de 2005.

   Los Estados Financieros Individuales y el Informe de Gerencia, así como los Estados Financieros Consolidados, antes indicados, están siendo reportados el día de hoy a través del sistema MVNet.

2. En virtud a la delegación que le confirió la Junta Obligatoria Anual de Accionistas de fecha 29 de marzo de 2005, se designó como Auditores Externos de Telefónica Móviles Perú Holding S.A.A. para el ejercicio 2005 a los señores Medina, Zaldivar, Paredes & Asociados Sociedad Civil, Miembro de Ernst & Young Global.

3. Se designó a la doctora Madeleine Osterling Letts, identificada con DNI N° 09174628, en el cargo de Representante Bursátil de Telefónica Móviles Perú Holding S.A.A., en reemplazo de la doctora Elizabeth Galdo Marín, con efectividad a partir del 01 de agosto de 2005.

Atentamente,

Elizabeth Galdo Marin
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.